DIGITAL REALTY TRUST, INC.

Four Embarcadero Center, Suite 3200

San Francisco, CA 94111

November 17, 2017

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kasey Robinson, Division of Corporation Finance

Re:	Digital Realty Trust, Inc.

Registration Statement on Form S-3 (File No. 333-220887)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby respectfully request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-220887) (as amended, the “Registration Statement”) of Digital Realty Trust, Inc. (the “Company”), so that such Registration Statement will be declared effective as of 4:00 p.m. Washington, D.C. time on November 21, 2017, or as soon thereafter as practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Julian Kleindorfer at (213) 891-8371.

In connection with this request for acceleration of the effective date of the Registration Statement, the Company acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance with this matter. If you have any questions regarding the foregoing, please do not hesitate to contact William Hackett of Latham & Watkins LLP at (202) 637-2257.

Very truly yours,

DIGITAL REALTY TRUST, INC.

By:	/s/ Joshua A. Mills
	Name:	Joshua A. Mills
	Title:	Senior Vice President, General Counsel and Secretary

cc:	Julian Kleindorfer, Latham & Watkins LLP